SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                        S C H E D U L E   13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. 3)*

                  PAREXEL INTERNATIONAL CORPORATION
                          (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE
                   (Title of Class of Securities)

699462107
                           (CUSIP Number)
Copy to:

          The Joseph Eagle 1989 Settlement
          Joel M. Walker, Esq.
          Sir Walter Raleigh House
          Breslow & Walker, LLP
          48/50 Esplanade
          767 Third Avenue
          St. Helier, Jersey JE1 4HH
          New York, New York 10017
          Telephone 011 441 534 505905
                   Telephone (212) 832-1930

           (Name, Address and Telephone Number of Persons
          Authorized to Receive Notices and Communications)

                           February 29, 2000
        (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this schedule
because of Rule 13d-1(e), 13d-1(f) or 13-d-1(g), check
the following space     .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                   (Continued on following page(s)


CUSIP
No.  699462107                                                 13D
    1

Name of Reporting Person
I.R.S. Identification No. of Above Person
    The Joseph Eagle 1989 Settlement
   2

Check the Appropriate Box if a Member of a Group*(a)   [ ]

                                                       (b)   [ ]
   3

SEC Use Only

 4

Source of Funds*          OO

 5

Check Box if Disclosure of Legal Proceedings is Required    [ ]

 6

Citizenship or Place of Organization           Jersey, Channel Islands
       Number of Shares
Beneficially
   7

Sole Voting Power
      1,195,166 shares                    4.7%

Owned By
Each
Reporting

   8

Shared Voting Power
      None                             0%

Person
With

   9

Sole Dispositive Power
      1,195,166 shares       4.7%

   10

Shared Dispositive Power
      None                        0%
   11

Aggregate Amount Beneficially Owned By Each Reporting Person
                     1,195,166 shares

12

Check Box if the Aggregate Amount in Row (11) excludes
Certain Shares[ ]

13

Percent of Class Represented by Amount in Row (11)
           4.7%

14

Type of Reporting Person*
                                            OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP

No.  699462107                                                 13D
    1

Name of Reporting Person
I.R.S. Identification No. of Above Person
                          Edward James Noel

 2

Check the Appropriate Box if a Member of a Group*

   (a)  [ ]
                               (b)  [ ]
   3

SEC Use Only

    4

Source of Funds*    OO

 5

Check Box if Disclosure of Legal Proceedings is Required      [ ]

 6

Citizenship or Place of OrganizationUnited Kingdom
Number of
Shares
Beneficially
   7

Sole Voting Power
     None                                     0%

Owned By
Each
Reporting

   8

Shared Voting Power
     1,195,166 shares                      4.7%

Person
With

   9

Sole Dispositive Power
     None                         0%
   10

Shared Dispositive Power
     1,195,166 shares                       4.7%
   11

Aggregate Amount Beneficially Owned By Each Reporting Person
            1,195,166 shares

12

Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
 [ ]

13

Percent of Class Represented by Amount in Row (11)
                                         4.7%

14

Type of Reporting Person*
                                            IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP
No.  699462107                                                 13D
    1

Name of Reporting Person
I.R.S. Identification No. of Above Person
                    Raleigh Nominees Limited

    2

Check the Appropriate Box if a Member of a Group*       (a) [ ]

                                                              (b) [ ]
 3

SEC Use Only

    4

Source of Funds*          OO

    5

Check Box if Disclosure of Legal Proceedings is Required     [ ]

    6

Citizenship or Place of Organization       Jersey, Channel Islands

Number of
Shares
Beneficially

   7

Sole Voting Power
        None                  0%

Owned By
Each
Reporting

   8

Shared Voting Power
       1,195,166 shares               4.7%

Person
With

   9

Sole Dispositive Power
        None                   0%

   10

Shared Dispositive Power
       1,195,166 shares              4.7%
   11

Aggregate Amount Beneficially Owned By Each Reporting Person
                       1,195,166 shares

   12

Check Box if the Aggregate Amount in Row (11) excludes
Certain Shares*        [ ]

13

Percent of Class Represented by Amount in Row (11)
                                 4.7%
   14

Type of Reporting Person*
                                            CO
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP



No.  699462107                                                 13D
    1

Name of Reporting Person
I.R.S. Identification No. of Above Person
       LSI Holdings Limited

    2

Check the Appropriate Box if a Member of a Group     (a) [ ]

                                                           (b) [ ]
   3

SEC Use Only

    4

Source of Funds*          OO

    5

Check Box if Disclosure of Legal Proceedings is Required  [ ]

    6

Citizenship or Place of Organization           Jersey, Channel Islands

Number of
Shares
Beneficially

7

Sole Voting Power
        None                             0%

Owned By
Each
Reporting

   8

Shared Voting Power
       1,195,166 shares          4.7%

Person
With

   9

Sole Dispositive Power
        None                        0%

10

Shared Dispositive Power
       1,195,166 shares           4.7%
    11

Aggregate Amount Beneficially Owned By Each Reporting Person
                        1,195,166 shares

12

Check Box if the Aggregate Amount in Row (11) excludes
Certain Shares     [ ]

13

Percent of Class Represented by Amount in Row (11)
                    4.7%

14

Type of Reporting Person*
                                            CO
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 3 (this "Amendment") to the Schedule 13D, dated March 1, 1998 (the
"Schedule"), pertains to the reporting persons' ownership of certain securities of PAREXEL
International Corporation (the "Issuer"). All capitalized terms used herein and otherwise undefined shall have the meanings ascribed to them in the Schedule.

          This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It refers only to information which has materially changed since the filing of Amendment No. 2 to the Schedule.

ITEM 5.       Interests in Securities of the Issuer.

              (a) The following list sets forth the aggregate number and percentage (based on 25,329,158 shares of Common Stock outstanding as reported by the Issuer on its S-3/A Registration Statement filed March 21, 2000) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2 as of April 27, 2000.


                            Shares of             Percentage of Shares
                            Common Stock          of Common Stock
Name                        Beneficially Owned     Beneficially Owned
The Trust                    1,195,166               4.7%
Edward Noel                  1,195,166               4.7%
Raleigh Nominees Limited     1,195,166               4.7%
LSI Holdings Limited         1,195,166               4.7%
Terence Le Sueur              0                        0%
Richard Ireson                0                        0%
James Colclough               0                        0%

              (b)  The Trust has sole power to vote
1,195,166 shares of Common Stock, and the sole power to dispose of 1,195,166 shares of Common Stock.


                   By virtue of being a trustee of the Trust, Edward Noel may be deemed to have shared power to vote 1,195,166 shares of Common Stock, and shared power to dispose of 1,195,166 shares of Common Stock.


                   By virtue of being a trustee of the Trust, Raleigh Nominees Limited may be deemed to have shared power to vote 1,195,166 shares of Common
Stock, and shared power to dispose of 1,195,166 shares of Common Stock.

                   By virtue of being the sole stockholder
of Raleigh Nominees Limited, LSI Holdings Limited may be deemed to have shared power to vote 1,195,166 shares of Common Stock, and shared power to dispose of 1,195,166 shares of Common Stock.
                (c)     The following is a description of all
transactions in Common Stock by the persons identified in Item 2 effected since the filing of Amendment No. 2 to the Schedule:

                         Purchase or  Number of Shares      Purchase or
Name of Shareholder      Sale Date    Purchased or (Sold)   Sale Price
The Trust                2/3/00       (400)                 $13.9375
                         2/7/00       (4,600)               $13.9389
                         2/8/00       (2,500)               $14.0125
                         2/9/00       (2,500)               $13.9375
                         2/10/00      (2,500)               $13.9375
                         2/24/00      (12,000)              $13.1667
                         2/25/00      (2,500)               $12.9375
                         2/29/00      (27,500)              $13.1420
                         3/3/00       (20,000)              $10.4766
                         3/7/00       (20,000)              $10.4438
                         3/7/00       (5,500)               $10.2500


The Trust sold the shares on the NASDAQ National
Market System through a broker.

             (e)   Effective as of February 29, 2000, the
reporting persons ceased to be the beneficial owners of more than five percent of the Common Stock.
Signature

                   After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Amendment is true, complete, and correct.

Date: April 27, 2000

/s/ Edward James Noel
Edward James Noel, individually, as Trustee
on behalf of the Trust, and as director of
Raleigh Nominees Limited and LSI Holdings
Limited.



ATTENTION:  INTENTIONAL MISSTATEMENTS
OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).